As filed with the Securities and Exchange Commission
  on July 15, 1999                                           Reg. No. 333-68333

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                        --------------------------------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                  FORM S-3/A-1
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933
                        --------------------------------


                          COYOTE NETWORK SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


           Delaware                                   36-2448698
-------------------------------          ------------------------------------
(State or Other Jurisdiction of          (I.R.S. Employer Identification No.)
 Incorporation or Organization)


 4360 Park Terrace Drive, Westlake Village, CA 91361         (818) 735-7600
----------------------------------------------------     ----------------------
     (Address, including Zip Code of                       (Telephone Number,
 Registrant's Principal Executive Offices)                Including Area Code)


                       James J. Fiedler, Chairman and CEO

                          COYOTE NETWORK SYSTEMS, INC.
               4360 Park Terrace Drive, Westlake Village, CA 91361
                            Telephone: (818) 735-7600
                            Facsimile: (818) 735-7633
                     (Name, Address, Including Zip Code, and
          Telephone Number, Including Area Code, of Agent for Service)

                        Copies of all communications to:
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                      551 Fifth Avenue, New York, NY 10176
                            Attn: Kenneth Koch, Esq.
                            Telephone: (212) 661-6500
                            Facsimile: (212) 697-6686


Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                                 [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration  statement  for the same offering.                    [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [ ]

--------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

------------------ ---------------  ---------------------  ----------------------  ----------------------
                                         Proposed                Proposed
                      Amount              Maximum                 Maximum                  Amount
 Title of Shares      to be               Aggregate              Aggregate                   of
to be registered    Registered (1)      Price Per Share         Offering Price         Registration Fee
------------------ ---------------- ---------------------- ----------------------- -----------------------

Common Stock
$1.00 Par Value      5,414,789              $16.002              $86,636,624 (2)            $25,558.00 (3)
------------------ ---------------- ---------------------- ----------------------- -----------------------

Common Stock         1,360,790              $5.1254              $ 6,974,049 (4)             $1,938.79
$1.00 Par Value
------------------ ---------------- ---------------------- ----------------------- -----------------------

TOTAL                6,775,579                                   $93,610,673                $27,496.79

----------------------------------------------------------------------------------------------------------


1 Represents: (a) 2,074,848 shares of Common Stock acquired by the selling stockholders in connection with a private placement; (b) 4,679,910 shares of Common Stock which may be issued upon exercise of warrants or upon conversion of convertible preferred stock; and (c) 20,821 shares of Common Stock issued in connection with an acquisition.

2 Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Stock as reported on The Nasdaq National Market on November 30, 1998 solely for the purpose of calculating the amount of the registration fee.

3 A registration fee with respect to these shares was paid upon the filing of Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-68333).

4 Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Stock as reported on The Nasdaq National Market on July 9, 1999 solely for the purpose of calculating the amount of the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting
     pursuant  to   said  Section 8(a),  may  determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these
securities   in  any  state   where   the  offer  or  sale  is  not   permitted.


                   SUBJECT TO COMPLETION, DATED JULY __, 1999

                                   PROSPECTUS

                                6,775,579 Shares


                          COYOTE NETWORK SYSTEMS, INC.

                                  COMMON STOCK

     The selling stockholders listed in this Prospectus are offering for sale up to 6,775,579 shares of common stock of Coyote Network Systems, Inc. Because the shares offered under this Prospectus will be sold by those stockholders, we will not receive any proceeds from the sale of these shares by such stockholders. Of such shares 2,074,848 were acquired by the selling stockholders in connection with a private placement; 4,679,910 shares will be received by selling stockholders when such stockholders exercise warrants owned by them or upon conversion of convertible preferred stock; and 20,821 shares were to be issued in connection with an acquisition.

     The selling stockholders have not advised us of any specific plans they have for the distribution of the shares covered by this Prospectus. We anticipate that the shares will be sold from time to time primarily in transactions (which may include block transactions) on The Nasdaq National Market at the market price then prevailing. However, sales may also be made in negotiated transactions or otherwise. The selling stockholders and the brokers and dealers through whom sale of shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and their commissions or discounts and other compensation may be regarded as underwriters' compensation.

      Shares of our common stock are traded on The Nasdaq National Market.

            Trading Symbol on The Nasdaq National Market: CYOE

                Last Sale Price on July 9, 1999: $5.125 per share

    Before purchasing shares in this offering, you should carefully consider the "Risk Factors" beginning on page 3 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this
     Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is July __, 1999.

                                     SUMMARY


     The following is a summary of the more detailed information contained elsewhere in this Prospectus and in the documents that we incorporate by reference. Because this is only a summary, it does not contain all of the information that may be important to you. To understand this offering, you need to review the entire prospectus, including the Risk Factors, and the financial statements and other information incorporated in this Prospectus by reference.


                                   The Company


     Coyote Network Systems, Inc. ("Coyote" or the "Company," "us" or "we"), is a Delaware corporation which was incorporated in 1961. We are engaged in the telecommunications business. Specifically, through our various affiliated entities, we sell scalable telecommunications switches and Internet Protocol-based gateways to telecommunications service providers. Such switches and systems are designed to route telephone calls in the most efficient, cost-effective manner. We also sell wholesale international long distance services to telecom carriers and market retail domestic and international long distance services, primarily to affinity groups, which share a common characteristic such as language or culture.

     Our principal executive offices are located at 4360 Park Terrace Drive, Westlake Village, California 91361, and our telephone number is (818) 735-7600.


                           Forward-looking Statements


     We have made forward-looking statements in this document and in the documents that we incorporate by reference that are subject to risks and uncertainties. Without limitation, these forward-looking statements include statements regarding new products to be introduced by us in the future, statements about our business strategy and plans, statements about the adequacy of our working capital and other financial resources, and in general statements that are not of an historical nature. When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should note that forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the statements. These factors include those discussed under the caption "Risk Factors" in this Prospectus. Please note that we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                  RISK FACTORS


     Before purchasing our stock, you should carefully consider the following risk factors and the other information contained in this Prospectus and in the documents we incorporate by reference.

Limited Operating History; No Assurance of Profitability

     We have a limited operating history and have not yet achieved consistent sales of our products over any extended period. For the last four fiscal years, we reported losses from continuing operations. Our net sales from continuing operations from 1996 to 1999 -- $264,000 in the 1996 fiscal year, $7,154,000 in the 1997 fiscal year, $5,387,000 in the 1998 fiscal year and $43,318,000 in the 1999 fiscal year -- did not offset our operating and other expenses in each of these years. To achieve profitability we will need to increase the market acceptance and sales of our products and services. However, we cannot assure you that we will be successful in this effort or that we will become profitable.

Adverse Publicity and Related Suspension of Trading in Coyote Common Stock

     On December 9, 1998, TheStreet.com, an Internet publication, published articles questioning our reported equipment sale through Comdisco, Inc. to Crescent Communications. The articles implied that Crescent Communications, Inc. did not exist, leading to the conclusion that the sale was not valid. The article also discussed the Form S-3 registration statement of which this Prospectus is a part, indicating that numerous insiders were "poised to sell
huge  chunks" of   their   holdings.

     Immediately following the publication of these articles, the trading volume in our common stock reached approximately 2.2 million shares, a number significantly in excess of our historical trading level, and our common stock price declined more than 50%. As a result of the articles and the significant trading in our common stock, The Nasdaq National Market suspended trading in our common stock on Thursday, December 10, 1998. After we issued two press releases responding to the articles and further clarifying the transaction with Crescent Communications, The Nasdaq National Market resumed trading in the stock on Friday, December 11, 1998.

     Since the publication of the articles referred to above, The Nasdaq National Market and the Securities and Exchange Commission have asked us to provide documents and other material about the Crescent Communications transaction and other transactions. We are cooperating with both The Nasdaq National Market and the Commission in connection with these requests. However, because of the Commission's practice of keeping its investigations confidential, we do not know whether the Commission is in fact investigating the matter and, if so, the status of such matter. Investigations by the Commission and/or The Nasdaq National Market may cause disruption in the trading of our common stock and/or divert the attention of management. In addition, an adverse determination in any such investigation could have a material adverse effect on us. The Commission and The Nasdaq National Market could impose a variety of sanctions, including fines, consent decrees and possibly de-listing. In addition, an investigation by the Commission could substantially delay or postpone indefinitely the effectiveness of any registration statement registering the resale of shares of our common stock.

Risks Associated with our Relationship with Crescent Communications

     The public dialogue and investigations focused attention on Crescent Communications and Gene Curcio, its president. On September 24, 1998, we announced that we had signed a three-year equipment and service contract with Crescent Communications valued at more than $37 million. As reported in our December 10, 1998 press release, Comdisco purchased the initial $12 million of equipment pursuant to Crescent's order and leased it to Crescent. We were paid in full for that purchase by Comdisco.

     While we remain committed to Crescent's development and to delivering the approximately $16 million in equipment remaining under Crescent's network order, plus $9 million in services once Crescent's network is operational, we wish to further caution you that Crescent's development is not within our control and that such future sales and deliveries may or may not occur. Crescent has experienced delays in executing its business plan and to date has not generated the minimum sales required under the services agreement. There can be no assurance that Crescent will be successful or that we will receive any revenue from the services portion of our services contract with Crescent. Our due diligence in 1998 indicated that Crescent had letters of intent for more than 30 million minutes per month to international locations. Our future sales to Crescent will depend upon Crescent's ability to successfully implement its business plan, including its ability to make its system operational, to retain such minutes and to obtain additional commitments and translate those minutes and commitments into successful operations and cash flows. As with the initial delivery to Crescent, we do not intend to make any additional equipment deliveries without Crescent first obtaining third party financing, which has not yet been obtained. Accordingly, you should not rely on the receipt of any additional revenues from Crescent.

     In responding to the December 1998 articles and follow-up questions from The Street.com, and in an effort to defend Crescent's right as a private company to refuse to discuss its business with the press, we made positive statements regarding Crescent and its founder, Mr. Curcio, relating to Crescent's entrepreneurial spirit and Mr. Curcio's 17 years of experience and beneficial contacts in the telecommunications business. When we entered into the equipment sale and services agreements with Comdisco and Crescent, we were aware that Mr. Curcio was an entrepreneur who had been involved with start-up companies, not all of which were ultimately successful. Our due diligence investigation regarding Crescent focused on Crescent's ability to obtain minutes to international locations and was not conducted for the purpose of evaluating Mr. Curcio's business history or individual creditworthiness. We did not and cannot warrant the individual business history of Crescent or its founder or that of any end user of its products. Because we will be providing the operational support for Crescent under a services contract, we did not and do not believe that such information materially relates to the benefits we are seeking from our relationship with Crescent.

Fluctuation in Quarterly Operations Results

     Our quarterly operating results may fluctuate significantly because of a number of factors, including:

     - the budgeting and spending patterns of our customers and potential customers in the telecommunications industry;

     - fluctuations in the volume of calls, particularly in regions with relatively high per-minute rates;

     -    the addition or loss of a major customer;

     -    the loss of economically beneficial routing options for our traffic;

     -    pricing pressure resulting from increased competition;

     -    market acceptance of new or advanced versions of our products;

     -    technical difficulties or failures with portions of our network;

     - fluctuations in the rates charged by carriers for our traffic and in other costs associated with obtaining rights to switching and other transmission facilities; and

     - changes in the staffing levels of our sales, marketing and technical support and administrative personnel.

     Changes in or difficulties experienced by our customers in fulfilling their business plans, economic conditions and related financing have caused some of our customers to not meet previously announced estimated purchase requirements. In addition, some of our contracts contemplate the purchase of additional equipment or the provision by us of maintenance and other services, which are dependent on our customers installing their equipment, placing it into service and otherwise fulfilling their business plans, which may not occur on a timely basis or at all.

     As a result, we believe that period-to-period comparisons of our operating results may not be meaningful, especially as indicators of our future performance. In addition, it is difficult for us to predict the occurrence of any of the above factors. Because we base our expense levels in part on expectations regarding future sales, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. A significant shortfall in demand relative to our expectations, or a material delay in customer orders, could have a material adverse effect on us.

Reductions in Size and Diversification

     As a part of our business plan, we have sold certain of our businesses to concentrate on the telecommunications industry. As a result, although we believe we are now more focused, we have in turn developed into a smaller and less diversified company with a lower fixed asset and revenue base than we had prior to this restructuring. Consequently, any decline in operating results after the restructuring could more immediately and severely affect us.

Risks Inherent in Acquisition Strategy

     As part of our business strategy to grow and expand through acquisitions, we regularly evaluate future acquisition opportunities. For instance, we successfully completed the acquisition of American Gateway Telecommunications ("AGT") in April 1998, and we successfully completed the acquisition of INET Interactive Network System, Inc. ("INET") in September 1998.

     Our operations and earnings will be affected by our ability to successfully integrate the acquisition of any business. The process of integrating acquired operations presents a significant challenge to our management and may result in unanticipated costs or a diversion of management's attention from day-to-day operations. The acquisitions of AGT and INET have placed significant demands on our financial and management resources. We cannot assure you that we will be able to successfully integrate AGT, INET or any other operations or businesses that we may acquire in the future into our operating structure. We also cannot assure you that our current or future acquisitions will be profitable or that we will recoup our acquisition costs.

     In addition, because the value of our common stock has not yet fully recovered from its December 9, 1998 decline, we may encounter delays in consummating any acquisition involving the use of our common stock as consideration. We recently terminated a pending acquisition of Apollo Telecom, Inc. due to its inability to satisfy all of the closing conditions. We currently have pending one acquisition which may involve the issuance of shares of our common stock.

     We cannot assure you that the conditions to closing such acquisition will be met. The timing of contemplated acquisitions may have a direct impact on our performance.

Risks Related to our Dependence on the Telecommunications Industry

     Because our customers are concentrated in the telecommunications and Internet service industries, our future success depends upon such customers' capital spending patterns and their demand for telecommunications switches ("DSS Switches"), Internet Protocol (IP) gateways ("Carrier IP Gateways") and international long distance services. We are initially targeting the market for small to medium-sized telecom switches and IP gateways in the United States, Mexico, South America and the Far East. Historically, there has been little, if any, demand for telecommunications switches similar in functionality, type and size to the DSS Switch and the Carrier IP Gateway. Accordingly, we cannot assure you that potential customers will purchase our switches.

     It is also possible that telecommunications companies and other potential customers will adopt alternative architectures or technologies that are incompatible with the DSS Switch or the Carrier IP Gateway, which could have a material adverse effect on our business. The demand for our technology may be delayed or prevented by a variety of factors over which we have no control. Such factors include costs, regulatory obstacles, the lack of the requisite compatible infrastructure, the lack of consumer demand for advanced telecommunications services and alternative approaches to service delivery.

     In addition, the telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive product and service offerings, such as the use of the Internet for international voice and data communications. We are unable to predict the effect of technological changes on our operations, and such changes could have a material adverse effect on us.


Competition in the Telecommunications Industry

     The telecommunications switch and IP gateway markets are highly competitive. We compete with telecommunications equipment providers, including Nortel, Cisco Systems, Lucent Technologies, Newbridge Networks and Digital Switch Corporation which have the resources and expertise to compete in the smaller-scale telecommunications and IP gateway markets. In addition, it is possible that large communication carriers with financial resources significantly greater than ours may enter the small to mid-sized telecommunications switch and IP gateway business. Some of these large carriers, such as AT&T Corporation, MCI Worldcom Communications and Sprint, could initiate and support prolonged price competition to gain market share.


     The international telecommunications industry is also intensely competitive and subject to rapid change. Our competitors in the international wholesale long distance market and the retail international long distance market include:

     -    multinational corporations;

     - service providers in the U.S. and overseas that have emerged as a result of deregulation;

     - switchless and switch-based resellers of international long distance services;

     -    international joint ventures and alliances among such companies;

     - dominant telecommunications operators that previously held various monopolies established by law over the telecommunications traffic in their countries; and

     - U.S. based and foreign long-distance providers that have the authority from the Federal Communications Commission (the "FCC") to resell and terminate international telecommunications services.

     Many of these competitors have considerably greater financial and other resources and more extensive domestic and international communications networks. In addition, consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also affect us by reducing the number of potential customers for our services.

     International competition also may increase as a result of the competitive opportunities created by a new Basic Telecommunications Agreement concluded by members of the World Trade Organization ("WTO") in April 1997. Under the terms of the WTO agreement, starting February 1998, the United States and more than 65 countries have committed to open their telecommunications markets to competition and foreign ownership and to adopt measures to protect against anti-competitive behavior.


Regulatory Risks

     In general, the telecommunications industry is highly regulated by federal laws and regulations issued and administered by various federal agencies, including the FCC, and by comparable laws, regulations and agencies overseas. In addition, the U.S. Congress and the FCC may adopt new laws, regulations and policies that may directly or indirectly affect us in the future. We are unable to predict the impact of regulations which may be adopted in the future.

Risks Associated with Dependence on a Concentrated Product Line


     In fiscal 1998 and fiscal 1999, we derived substantially all of our revenues from the DSS Switch. As a result, any decrease in the overall level of sales of, or the prices for, the DSS Switch could have a material adverse effect on us.

     Our success will depend, in part, upon our ability to enhance the technology for the DSS Switch and to develop and introduce, on a timely basis, new products, such as the Carrier IP Gateway, that keep pace with technological developments and emerging industry standards and address changing customer requirements in a cost-effective manner. We cannot guarantee that we will be able to successfully develop, introduce and market new products, or that our new products and product enhancements will achieve market acceptance. We have experienced delays in completing development and introduction of new products and features, and there can be no assurance that such delays will not reoccur in the future. It is also possible that future technological advances in the telecommunications industry will diminish market acceptance for our products, which could have a material adverse effect on us.

     Furthermore, the DSS Switch contains a significant amount of complex software that may contain undetected or unresolved errors as products are introduced or new versions are released. We have in the past discovered software errors in certain DSS Switch installations. We cannot make any assurance that, despite significant testing, software errors will not be found in new enhancements of the DSS Switch and/or the Carrier IP Gateway. Such errors may result in delays in or loss of market acceptance, either of which could have a material adverse effect on us.

Risks Associated with Dependence on Manufacturers and Other Key Suppliers

     Our suppliers have from time to time experienced delays in receipt of various hardware components. Certain components, including microprocessors, are available from either a single or a limited number of sources. An interruption in our business with certain manufacturers and suppliers could have a material adverse effect on us. Some single suppliers are companies which from time to time allocate parts to telecommunications equipment manufacturers due to market demand for telecommunications equipment. Many of our potential competitors for such parts are much larger and may be able to obtain priority allocations from these shared suppliers, thereby limiting our supply of these components. Although we have established relationships with alternative suppliers and have assembled product ourselves, a failure by a supplier to deliver quality products on a timely basis, or the inability to develop additional alternative sources, could have a material adverse effect on us.

Limited Protection of Proprietary Technology;
  Risk of Third-Party Claims of Infringement

     We rely on a combination of trade secrets, confidentiality and non-compete agreements to protect the products and features that we believe give us a competitive advantage. Nevertheless, we cannot guarantee that such protections will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information could have a material adverse effect on us.

         In addition, we may be subject to litigation that will require us to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. In this connection, we are currently involved in a litigation alleging that our use of the name "Coyote" infringes on the rights of the plaintiff. There can be no assurance that we will prevail in such litigation. Litigation also may be necessary to enforce and protect trade secrets and other intellectual property rights that we own. Any such litigation could be costly or cause diversion of management's attention, either of which could have a material adverse effect on us. Furthermore, an adverse determination in any such litigation could result in the loss of proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties (which they may not be willing to grant) or prevent us from manufacturing or selling our products.


Risks Associated with Customer Concentration

     For fiscal 1999, we made shipments to sixteen customers, seven of which accounted for approximately 93% of our total equipment revenues. In the 1998 fiscal year, we made shipments to 12 customers, one of which accounted for approximately 40% of our total revenues. Furthermore, in the 1997 fiscal year, we derived approximately 94% of our revenues from sales to Concentric Network. We expect that our results of operations in any given period will continue to depend to a significant extent upon sales to a limited number of customers. As a consequence, the loss of one or more major customers could have a material adverse effect on us.

Difficulties in Managing Growth

     We have experienced growth in the number of our employees and the scope of our operations. To manage potential future growth effectively, we must improve our operational, financial and management information systems and hire, train, motivate and manage our employees. Our future success also will depend on our ability to attract and retain qualified technical, sales, marketing, network operations and management personnel, for whom competition is intense. In some instances, we have experienced delays in filling sales and engineering positions. We cannot predict that we will effectively achieve or manage growth, and our failure to do so could delay product development cycles or otherwise have a material adverse effect on us.

No Dividends

     We have not paid cash dividends to stockholders in the last six years, and we do not anticipate paying cash dividends to stockholders for the foreseeable future.

Risks Associated with International Operations

     We plan to increase our expansion into international markets. Accordingly, our business will be increasingly subject to certain risks inherent in international operations. For example, we may encounter problems in obtaining necessary permits and operation licenses in foreign jurisdictions. Other risks include:

     -    unexpected changes in regulatory environments;

     -    changes in political and economic conditions;

     -    fluctuations in exchange rates; and

     -    difficulties in staffing and managing operations.

     We have not experienced any material adverse effects with respect to our foreign operations arising from such factors. However, problems associated with such risks could arise in the future. Finally, managing operations in multiple jurisdictions could place further strain on our ability to manage our overall growth.



Need for Additional Capital to Finance Growth and Capital Requirements

     We anticipate that the net proceeds from our private placement offering, together with available funds and cash flow from operations, will enable us to meet our anticipated short-term working capital needs. We anticipate requiring additional capital to carry out our immediate business plans and there can be no guarantee that we will obtain such capital on favorable terms or at all. Although we have entered into a definitive agreement with respect to a $10 million loan, such loan has not yet been received and is long overdue. Although we are continuing our efforts to consummate the loan financing, there is no assurance that such financing will be consummated on a timely basis, or at all. Even if the loan is consummated we will need to raise additional capital from the equity or debt capital markets to carry out our business plan and such needs could be increased if:

     -    we find one or more additional attractive acquisition opportunities;

     - our cash flow from operations does not meet our working capital and capital expenditure requirements; or

     -    our growth exceeds current expectations.

     We cannot guarantee that we will succeed in obtaining such capital on favorable terms, or at all. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership interest and such securities may have rights senior to those of the holders of our common stock. If additional funds are raised by our issuing debt, we may be subject to certain limitations on our operations, including limitations on the payment of dividends.

         If adequate funds are not available or not available on acceptable terms, we may have to reduce the scope of our planned expansion of operations; we also may be unable to take advantage of acquisition opportunities, develop or enhance services or respond to competitive or business pressures, all of which could have a material adverse effect on us. In addition, until we achieve higher sales and more favorable operating results, our ability to obtain funding from outside sources of capital could be restricted. Although our short-term liquidity has improved recently, we cannot be certain that we will maintain sufficient liquidity over an extended period of time to achieve our operating goals or develop successful operations through acquisitions.

Dependence on Third Parties to Finance our Customers

     Many of our customers are entrepreneurial telecommunications companies with limited financial resources. Their ability to pay for our equipment and services is often dependent on their ability to obtain financing. Although we have arranged such financing in the past for certain customers, there can be no assurance that we will be able to arrange such financing in the future. In addition, to induce such third parties to make lease financing available to our customers, in some cases we have issued warrants to buy our common stock and made other financial considerations to the third party leasing companies, and we may need to provide such inducements in the future.

Volatility of Stock Price


     The market price of our common stock has been volatile and may be affected by several factors, including actual or anticipated fluctuations in our operating results or the announcement of potential acquisitions. Other factors include:


     -    changes in federal and international regulations;

     -    activities of the voice and data equipment vendors;

     -    domestic and international service providers;

     -    industry consolidation;

     -    conditions and trends in the international telecommunications market;

     - adoption of new accounting standards affecting the telecommunications industry;

     -    changes in recommendations and estimates by securities analysts; and

     -    general market conditions and other factors.

         In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of emerging growth companies. These broad market fluctuations may adversely affect the market price of our common stock.

Existing Stockholders May be Able to Exercise Significant Control Over Us

     As of June 3, 1999, our officers and directors, as a group, beneficially owned 7.4% of our outstanding common stock. In addition, according to filed Schedules 13D and 13G, as of the dates of such filings, Comdisco beneficially owned 5.6% of our outstanding common stock. Alan J. Andreini beneficially owned 9.1% and the Kiskiminetas Springs School owned 8.1% of our common stock. Additionally, Richard Haydon beneficially owned 11.7 % of our common stock and Ardent Research Partners beneficially owned 4.6% of our common stock. Such stockholders may have significant influence on us, including influence over the outcome of any matter submitted to a vote of the stockholders, including the election of directors and the approval of significant corporate transactions.

Recently Issued Accounting Standards

     In June 1998, the AICPA issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will adopt the standard in January 2000 and does not expect the adoption to have any material impact on the Company's financial position or results of operations.

Year 2000 Compliance

     We have completed a comprehensive assessment of our DSS Switch and Carrier IP Gateway operating systems and our internal computer systems and applications to identify those that might be affected by computer programs using two digits rather than four to define the applicable year, including the related leap year concern (the "Year 2000 issue"). We have used primarily internal personnel to identify those systems and applications that are affected by the Year 2000 issue.

     Specifically, we tested the current versions of the DSS Switch, Administrative and Maintenance Terminal ("AMT") and Call Management System ("CMS"), which are the customer products most susceptible to the Year 2000 issue. Those tests were conducted by internal personnel and outside consultants who are involved with specific product development and maintenance. Additionally, we tested our internal computer systems and applications using internal personnel. Those systems include corporate finance, internal communications and production. The testing also includes working with key third party vendors to insure that the products they sell to us are Year 2000 compliant.

     The results of the testing program to date, including key vendor responses, indicate that our customer products and internal systems are Year 2000 compliant. Responses have been received from a majority of vendors, but not all vendors have assured us that they will be Year 2000 compliant in time. As a contingency, we are creating an alternative list of third party vendors in case a critical third party does not achieve compliance.

     Our internal systems rely primarily on widely recognized "mass market" software and hardware that vendors have represented to be Year 2000 compliant.

     Because of the fluid nature of this issue, Year 2000 due diligence and compliance testing is ongoing and by necessity must include any new, adjunct, or upgraded products implemented with the external or internal user.

     To date, the costs associated with the Year 2000 have not been material to us.

     Based upon the status of our Year 2000 compliance assessment to date, we do not have a formal contingency plan in the event that an area of our operation does not become Year 2000 compliant. We will adopt a formal plan if it becomes evident that there will be an area of non-compliance in our systems or those of a critical third party.

     Although we expect to achieve Year 2000 compliance, there are potential risks if we do not become or are late in becoming compliant. Such risks might include the impairment of our ability to process and deliver customer orders, manufacture compliant equipment and perform other critical business functions that could have a material impact on our financial performance. Those risks would include potential claims against us for the non-compliance of our products. The costs of defending and settling such claims could have a material impact on our financial statements.

     The information presented is based on management's estimates that were made using assumptions of future events. Uncontrollable factors such as the compliance of the systems of third parties and the availability of resources could materially increase the cost or delay the date of our Year 2000 compliance.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders. We will, however, receive the exercise price from the exercise of any warrants held by the selling stockholders. We cannot predict the amount of such proceeds or the time when it would receive any such proceeds. Accordingly, we will use all funds received upon exercise of warrants for general working capital purposes.

                              SELLING STOCKHOLDERS


     The 6,775,579 shares of the Company's common stock (the "Shares") offered for sale by the stockholders listed below (the "Selling Stockholders") pursuant to this Prospectus include: (i) outstanding shares owned by the Selling Stockholders; (ii) shares which may be issued upon exercise of outstanding warrants; and (iii) shares issued in connection with an acquisition, all as set forth in the table below:



                                           Shares of Common        Shares                   Shares to be
                                          Stock Owned Prior     Offered for                 Owned After
                                             to Offering        Sale Hereby                 the Offering*
                                                                              ------------------------------------
                                                                                    Number               Percent
----------------------------------------  ---------------  -----------------  --------------------  --------------
Ardent Research                               578,375           236,250(1)          342,125                 2.0%
----------------------------------------  ---------------  -----------------  --------------------  --------------
Chesed Congregation                           157,500            78,750(1)           78,750                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Emerald International                          73,500            36,750(1)           36,750                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Europa International, Inc.                     52,500            52,500(1)                0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Michael Fantetti                              207,600           118,125(1)           89,475                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
James J. Fiedler                              736,788           183,750(2)          553,038                 3.2%
----------------------------------------  ---------------  -----------------  --------------------  --------------
John Fife                                     159,850           157,500(1)            2,350                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Maxwell H. Gluck Foundation                   157,500            78,750(1)           78,750                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Stuart Isen                                   105,000           105,000(1)                0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Ruth Ellen Keiser                              50,050            13,125(1)           36,925                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Aurel E. Mircea                                63,000            31,500(24)          31,500                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Montpellier International Ltd.                156,500            88,250(1)           68,250                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Steve Nassau                                   25,200            14,500(1)           10,700                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Theodore Netzky                                52,500            52,500(1)                0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Michelle Portner                                1,313             1,313(1)                0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Stephen Portner                                47,250            10,500(1)(3)        36,750                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Praxis II Partners Inv. II                     82,500            52,500(1)           30,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
George Salameh                                 10,700             3,350(1)            7,350                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
William J. Smith                               68,250            34,125(1)           34,125                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
South Ferry #2                                 94,500            52,500(1)           42,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Anthony D. Squeglia                            52,150            15,750(1)(4)        36,400                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Fred Stein                                    198,900            78,750(1)          120,150                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Strategic Restructuring Fund                   52,500            26,250(1)           26,250                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Strategic Restructuring Partnership, LP       595,000           332,500(5)          262,500                 1.5%
----------------------------------------  ---------------  -----------------  --------------------  --------------
U.S. Equity Portfolio, LP                     105,000            52,500(1)           52,500                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Valor Capital Management                       52,500            52,500(1)                0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Ronald N. Weiser Trust                        105,000           105,000(1)                0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Comdisco, Inc.                                708,400           192,990(6)          515,410                 3.0%
----------------------------------------  ---------------  -----------------  --------------------  --------------
First Bermuda Securities Ltd.                  89,931          89,931(7)                0                   +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Donald L. Hawley                              105,000         105,000(8)                  0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Systeam, S.p.A.                                52,500          52,500(9)                  0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
JNC Opportunity Fund                        1,561,250       1,561,250(10)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Gary Shemano                                   34,125          34,125(11)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Mitchell & Kristen Levine TTEE                 17,063          17,063(12)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
William & Mary Corbett                         17,063          17,063(12)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Jesup & Lamont Securities Corporation          70,000          70,000(13)                 0                 +


                                       13

----------------------------------------  ---------------  -----------------  --------------------  --------------
Charles Chandler                              191,800         175,000(14)            16,800                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Sydney B. Lilly                               212,196          50,000(15)           162,196                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Superior Street Capital Advisors, L.L.C.      340,200         340,200(16)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
RFC Capital Corporation                        20,821          20,821(17)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Balmore Funds S.A.                            338,167         338,167(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Austost Anstalt Schaan                        166,666         166,666(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
William J. Harlow Trust DTD 2/27/90           296,800         149,800(18)           147,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Foxhound Fund Limited Partnership             100,000         100,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Robert L. Swisher, Jr.                        100,000         100,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Bedford Oak Partners, L.P.                    100,000         100,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Summer Hill Partners, L.P.                    152,000         100,000(18)            52,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Howard Milstein                                66,666          66,666(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Craddock Asset Management                      50,000          50,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Triple Equity Investments, Ltd.                48,335          48,335(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Jeffrey Thorp                                  43,017          43,017(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Michael G. Jesselson                           90,000 (23)     45,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Benjamin J. Jesselson Trust DTD 8/21/74        45,000          45,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Jonathan Brooks                                43,016          43,016(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Penn Footwear                                  50,000          50,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
George Karfunkel                               30,000          30,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Joseph E. Sheehan                              28,333(25)      25,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Warren H. Haber                                25,000          25,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Marcuard Cook & CIE, S.A.                      25,000          25,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Delta Enhanced Equity Fund, L.P.               25,000          25,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Erinch Ozada IRA                               16,667          16,667(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
AGR HALIFAX FUND LTD                           16,666          16,666(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Amy Newmark                                    15,000          15,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Mirala Investments Ltd.                        10,000          10,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Steven M. Oliveira                             10,000          10,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
David Schwartz                                 10,000          10,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Stephanie Hofman                                8,000           8,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Lori Sherman                                   19,175           5,000(18)            14,175                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Lucille Deter                                   4,500           4,000(18)               500                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Ray Rivers                                      4,000           4,000(18)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Joel H. Baer                                    3,050           2,000(18)             1,050                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Alan Swerdloff I.R.A.                           2,800           2,800(19)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Preston Tsao                                    7,200           7,200(19)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Derek Caldwell                                177,704          67,704(20)           110,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
D. Dwight Miller                               25,000           5,000(19)            20,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Marc Seelenfreund                              25,000          25,000(19)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Sunrise Foundation Trust                      326,289          76,289(21)           250,000                 1.4%
----------------------------------------  ---------------  -----------------  --------------------  --------------
Nathan Low Roth I.R.A.                         86,700          86,700(19)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Paul Scharfer                                   5,000           5,000(19)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Richard Stone                                  23,322          23,322(22)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
John Gallagher                                 25,000           5,000(19)            20,000                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
Dawn Faktor                                       500             500(21)                 0                 +
----------------------------------------  ---------------  -----------------  --------------------  --------------
J. Sheehan & Co.                                3,333           3,333(21)                 0                 +
----------------------------------------------------------------------------------------------------------------------------

+     Percentage of ownership is less than 1%.

                                       14


(1) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of outstanding warrants issued to the Selling Stockholder on or about June 30, 1997. The warrants are exercisable at $2.86 per share.


(2) Mr. Fiedler has been the Company's Chairman of the Board and Chief Executive Officer since November 1996 and Chairman and Chief Executive Officer of Coyote Technologies, LLC since September 1995.

(3)  Mr. Portner has been a Director of the Company since September 1997.

(4) Mr. Squeglia has been the Company's Director of Corporate Communications since June 1996.

(5) Represents 262,500 shares of common stock which will be received by the Selling Stockholder upon exercise of outstanding warrants issued to the Selling Stockholder on or about June 30, 1997. The warrants are exercisable at $2.86 per share. In addition, represents 70,000 shares of common stock received in connection with the Company's private placement completed in May 1999.

(6) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of outstanding warrants issued to the Selling Stockholder on March 26, 1998, June 26, 1998 and September 30, 1998. The warrants issued on March 26, 1998 entitle the Selling Stockholder to purchase 40,750 shares at an exercise price of $3.81 per share, the warrants  issued  on June 26,  1998  entitle  the  Selling  Stockholder  to purchase 78,750 shares at an exercise price of $8.33 per share and the warrants issued on September 30, 1998 entitle the Selling Stockholder to purchase 73,500 shares at an exercise price of $8.10 per share. The Company has entered into a general sale agreement with Comdisco, Inc., a third-party leasing company, who in turn leases the equipment to the Company's end-user customers. On January 12, 1999, Comdisco filed with the Commission a Schedule 13G disclosing beneficial ownership of 708,400 shares of the Company common stock including shares purchased on the open market as well as the shares underlying the above warrants.

(7) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of outstanding warrants issued to the Selling Stockholder on July 17, 1997 and December 22, 1997. The warrants issued on July 17, 1997 entitle the Selling Stockholder to purchase 38,889 shares at an exercise price of $6.43 per share. The warrants issued on December 22, 1997 entitle the Selling Stockholder to purchase 51,042 shares at an exercise price of $6.86 per share. First Bermuda Securities Ltd. provided services as an agent in connection with the Company's issuance of convertible notes in July and December 1997.

(8) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of an outstanding warrant issued to the Selling Stockholder on May 29, 1998. The warrant entitles the Selling Stockholder to purchase 105,000 shares at an exercise price of $2.86 per share. Mr. Donald L. Hawley provided consulting services to the Company in connection with its sale of certain of its subsidiaries.

(9) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of an outstanding warrant issued to the Selling Stockholder on September 4, 1998. The warrant entitles the Selling

                                       15

     Stockholder to purchase 52,500 shares at an exercise price of $3.99 per share. In May 1998, Systeam, S.p.A. invested $300,000 in Coyote Network Systems, Inc. and the Company issued 71,650 shares of the Company's common stock to Systeam, S.p.A. Mr. James J. Fiedler, Chairman and Chief Executive Officer of Coyote Network Systems, Inc., is an advisor to the board of directors of Systeam, S.p.A. Subsequently, the Company invested $300,000 in equity and $450,000 in a convertible note that Systeam, S.p.A. issued to the Company. The convertible notes were exercised and the Company currently owns 8.485% of Systeam, S.p.A. on a fully diluted basis. The Company may acquire additional interests in Systeam, S.p.A. and may issued additional shares in connection with such acquisition.

(10) Represents shares of common stock issuable to JNC Opportunity Fund Ltd. ("JNC") upon conversion in full of 600 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and exercise in full of warrants to purchase 561,250 shares of the Company's common stock. The Certificate of Designation governing the Preferred Stock prohibits JNC from converting shares of the Preferred Stock (or receiving shares of common stock as payment of dividends thereunder) to the extent that such conversion would result in JNC beneficially owning in excess of 4.999% of the outstanding shares of the Company's common stock following such conversion. Such restriction may be waived by JNC upon not less than 75 days' notice to the Company. The number of shares of common stock listed in this table as beneficially owned by JNC represents the number of shares of common stock issuable to JNC.

(11) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of an outstanding warrant issued to the Selling Stockholder on August 31, 1998. The warrant entitles the Selling Stockholder to purchase 34,125 shares of the Company's common stock at an exercise price of $8.03 per share. The Selling Stockholder received the warrant described above in consideration of financial consulting services rendered to the Company in connection with the Company's offering of the Preferred Stock to JNC.

(12) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of an outstanding warrant issued to the Selling Stockholder on August 31, 1998. The warrant entitles the Selling Stockholder to purchase 17,063 shares of the Company's common stock at an exercise price of $8.03 per share. The Selling Stockholder received the warrant in consideration of financial consulting services rendered to the Company in connection with the Company's offering of the Preferred Stock to JNC.

(13) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of an outstanding warrant issued to the Selling Stockholder on August 31, 1998. The warrant entitles the Selling Stockholder to purchase 70,000 shares of the Company's common stock at an exercise price of $8.03 per share. The Selling Stockholder received the warrant in consideration of financial consulting services rendered to the Company in connection with the Company's offering of the Preferred Stock to JNC.

(14) Represents shares of common stock issuable to Mr. Chandler upon conversion of 350 Class A Units of Coyote Technologies, LLC, an affiliate of the Company, which were issued to Mr. Chandler on October 2, 1996.

(15) Represents shares of common stock issuable to Mr. Lilly upon conversion of 100 Class A Units of Coyote Technologies, LLC, an affiliate of the Company, which were issued to Mr. Lilly on October 2, 1996. Mr. Lilly was a director of the Company from 1988 to September 1998 and was Executive Vice President of the Company from April 1995 to November 1996.
                                       16

(16) Represents shares of common stock which will be received by the Selling Stockholder upon exercise of outstanding warrants issued to the Selling Stockholder on May 13, 1997 and November 13, 1997. The warrants entitle the Selling Stockholder to purchase 340,200 shares at an exercise price of $2.14 per share. The Selling Stockholder provided consulting services to Coyote in connection with investment advisory services.

(17) Represents shares of common stock received in connection with the Company's acquisition of INET Interactive Network System, Inc.

(18) Represents shares of common stock received in connection with the Company's private placement completed in May 1999.

(19) Represents shares underlying warrants received as a designee of the placement agent in the Company's 1999 private placement.

(20) Represents 40,204 shares of common stock received as a commission and 27,500 shares underlying warrants received as a designee of the placement agent in the Company's 1999 private placement.

(21) Represents shares received as a commission as a designee of the placement agent in the Company's 1999 private placement.

(22) Represents 10,822 shares of common stock received as a commission and 12,500 shares underlying warrants received as a designee of the placement agent in the Company's 1999 private placement.

(23) Represents 45,000 shares owned by Benjamin J. Jesselson Trust DTD 8/21/74, of which the Selling Stockholder is a trustee and which are also offered for sale pursuant to this Prospectus.

(24) Represents shares of common stock received by the Selling Stockholder upon exercise of warrants issued to the Selling Stockholder on or about June 30, 1997.

(25) Represents 3,333 shares owned by J. Sheehan & Co., of which the selling stockholder is an owner and which are also offered for sale pursuant to this Prospectus.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders and any of their pledgees, donees, transferees and successors-in-interest may, without limitation and from time to time, sell all or a portion of the Shares on The Nasdaq National Market or on any stock exchange, market or trading facility on which the Shares are traded, at market prices prevailing at the time of sale, fixed prices or at negotiated prices. The Shares may, without limitation, be sold by the Selling Stockholders by one or more of the following methods:

     -    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     - block trades in which the broker-dealer engaged by the Selling Stockholder will attempt to sell the Shares as agent for the Selling Stockholder but may position and resell a portion of the block as principal to facilitate the transaction;

     -    purchases  by  a  broker-dealer   as  principal  and  resale  by  such
          broker-dealer for its account;

     -    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     -    privately negotiated transactions;

     - in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, rather than pursuant to this Prospectus;

     -    a combination of any such methods of sale; or

     -    any other method permitted pursuant to applicable law.

     From time to time a Selling Stockholder may pledge his or its Shares pursuant to the margin provisions of the Selling Stockholder's customer agreements with his or its brokers. Upon a default by such a Selling
Stockholder,  the  broker  may,  from time to time,  offer and sell the  pledged
Shares.

     In effecting sales, brokers-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in such sales. Brokers-dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchase of such Shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company is required to pay all fees and expenses incident to the registration of the Shares, including fees and disbursements of counsel to the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities in connection with this Prospectus.

                                  EXPERTS

     The consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement for the years ended March 31, 1999 and 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements for the year ended March 31, 1997 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1999, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to certain uncertainties as described in Notes 7 and 15 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     The legality of the Shares of common stock offered hereby will be passed upon for the Company by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, 551 Fifth Avenue, New York, New York 10176.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company files reports, proxy statements and other information with the Commission. You may read and copy any reports, proxy statements or other information we file at the Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its public reference rooms in New York, New York, or Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of our Commission filings by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, many of our Commission filings are available at the Commission's site on the World Wide Web at "http://www.sec.gov".

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") to register with the Commission the Company's common stock offered for sale by the Selling Stockholders. This Prospectus is part of that Registration Statement. As allowed by Commission rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement, which are incorporated herein by reference. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     The Commission allows us to "incorporate by reference" information in this Prospectus, which means we can disclose important information to you by referring you to another document filed separately with the Commission. The information that we incorporate by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. These documents contain important information about the Company and its finances. This Prospectus incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.


     We are also incorporating by reference all additional documents that we file with the Commission between the date of this Prospectus and the termination of the offering.

     The Company will, without charge, provide you with copies of any of the documents which are incorporated in this Prospectus by reference (other than exhibits to such documents unless we have specifically incorporated those exhibits by reference into this Prospectus). To obtain copies, please write Brian A. Robson, Coyote Network Systems, Inc., 4360 Park Terrace Drive, Westlake Village, California 91361, or call him at (818) 735-7600.

-------------------------------------------  -----------------------------------
     We have not authorized any dealer,
salesperson or other person to give any
information or represent anything not
contained in this Prospectus. You must                 6,775,579 Shares
not rely on any unauthorized information.
This Prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. This information in this Prospectus is current as of July ___, 1999.


                                                  COYOTE NETWORK SYSTEMS, INC.
TABLE OF CONTENTS                    Page

SUMMARY...............................  2
                                                         COMMON STOCK
RISK FACTORS..........................  3
                                                          PROSPECTUS
USE OF PROCEEDS....................... 12                 ----------

SELLING STOCKHOLDERS.................. 13

EXPERTS............................... 19

LEGAL MATTERS......................... 19

INCORPORATION OF CERTAIN
  INFORMATION BY REFERENCE............ 19

                                                       July __, 1999


-------------------------------------------  -----------------------------------

II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The expenses relating to the registration of the Shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne by the Company. Such expenses are estimated to be as follows:


                               Item                                  Amount
        Securities and Exchange Commission Registration Fee          $28,500
        Nasdaq Listing Fees                                           17,500
        Legal Fees and Expenses                                       15,000
        Accounting Fees and Expenses                                  10,000
        Miscellaneous Expenses                                         5,000
                                                                   ---------
              Total                                                  $76,000


Item 15.          Indemnification of Directors and Officers

     Consistent with section 145 of the Delaware General Corporation Law ("Delaware Law"), Article IX of the Company's By-Laws provides that the Company shall indemnify any person in connection with legal proceedings threatened or brought against him by reason of his present or past status as an officer or director of the Company or present or past status as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he is serving in such capacity at the request of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company shall also indemnify any such person in connection with any action by or in the right of the Company provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; except in such cases as involve gross negligence or willful misconduct in the performance of his duties. In addition, to the extent that any officer or director is successful in the defense of any such legal proceeding, the Company is required to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith. The By-Laws also contain a nonexclusivity clause which provides in substance that the indemnification rights under the By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement with the Company, any By-Law, any vote of stockholders or disinterested directors of the Company or otherwise.

     Consistent with section 102(b) of the Delaware Law, Article IX of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for damages for breach of fiduciary duties as a director, subject to certain limitations.
Article IX does not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the Company or its stockholders; (b) any acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (c) any conduct that is the subject of section 174 of the Delaware Law; or (d) any transaction from which the director derived an improper personal benefit.


     The Company maintains directors' and officers' liability insurance for its directors and officers.


     The  general   effect  of  the  foregoing   provisions  is  to  reduce  the
circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

Item 16.          Exhibits



     Exhibit                         Description
     Number
     ------- ----------------------------------------------------------------
      4.1    Restated     Certificate     of     Incorporation
             (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form
             S-8, filed September 8, 1998).

      4.2 By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 of the Company's Form 10-K for the year ended March 31, 1997).

      5.1    Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, PC*

      5.2    Opinion of Squadron, Ellenoff, Plesent & Sheinfeld, LLP **

     23.1    Consent of Arthur Andersen LLP, Independent Public Accountants.

     23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants.

     23.3 Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, P.C. (included in Exhibit 5.1).*

     23.4 Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (included in Exhibit 5.2). **

     24      Power of Attorney.*


  -----------------------
        *   Previously filed
        ** To be filed by amendment.

Item 17.          Undertakings

     The undersigned Registrant undertakes as follows:


1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (B) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and


     (C) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs 1(a) and (b) will not apply if the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or 15(d) of the Exchange Act and which are incorporated by reference in this Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on the 15th day of July, 1999.


                                       COYOTE NETWORK SYSTEMS, INC.

                                       BY  /s/ James J. Fiedler
                                           -----------------------
                                           James J. Fiedler,

                                           Chairman of the Board and
                                           Chief Executive Officer

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                          Title                      Date


 /s/ James J. Fiedler     Chairman of the Board and               July 15, 1999
 ----------------------   Chief Executive Officer
 James J. Fiedler         (Principal Executive Officer)



 /s/ Daniel W. Latham     President, Chief Operating Officer      July 15, 1999
 ----------------------   and Director
 Daniel W. Latham


 /s/ Brian A. Robson      Executive Vice President,               July 15, 1999
----------------------    Chief Financial Officer and Secretary
 Brian A. Robson          (Principal Financial and Accounting Officer)


 /s/ Jack E. Donnelly     Director
----------------------
Jack E. Donnelly                                                  July 15, 1999


 /s/ Stephen W. Portner   Director                                July 15, 1999
 ----------------------
 Stephen W. Portner

                                  EXHIBIT INDEX


Exhibit                                                                   Page
Number    Description                                                    Number
--------  -------------------                                            ------
 23.1     Consent of Arthur Andersen LLP, Independent Public Accountants     27


 23.2     Consent of PricewaterhouseCoopers LLP, Independent Accountants     28

                                  EXHIBIT 23.1

                    Consent of Independent Public Accountants

           As  independent  public   accountants,   we  hereby  consent  to  the
incorporation by reference in this registration of our report dated July 13, 1999, included in the Coyote Network Systems, Inc. Form 10-K for the year ended March 31,1999, and to all references to our Firm included in this registration statement.


ARTHUR ANDERSEN LLP
Los Angeles, California
July 13, 1999

                                  EXHIBIT 23.2

                       Consent of Independent Accountants


     We hereby consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 of Coyote Network Systems, Inc. (File No. 333-68333) of our report dated September 22, 1997, except as to the last paragraph of Note 8, which is as of November 4, 1998, relating to the consolidated financial statements and financial statement schedule of The Diana Corporation for the year ended March 31, 1997, which appears in Coyote Network Systems, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1999. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


PRICEWATERHOUSECOOPERS LLP
Los Angeles, California
July 14, 1999